ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

(Supplementing Preliminary Prospectus Dated July 22, 2009)

Registration No. 333-160324

August 3, 2009

You should read this free writing prospectus together with the preliminary prospectus dated July 22, 2009 relating to this offering included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-160324), and the free writing prospectus dated July 23, 2009. This free writing prospectus updates and supplements the preliminary prospectus as described below.

The last reported sale price of our common stock on July 31, 2009 was $1.50 per share. Our preliminary prospectus dated July 22, 2009 references in several places, including in the “Use of Proceeds” and “Capitalization” sections, a last reported sale price on July 21, 2009 of $2.07 per share, on which we based various calculations. We are delivering this free writing prospectus to update the “Use of Proceeds” and “Capitalization” sections to assume an offering price of $1.50 per share based on the updated last sale price of our common stock.

Due to the decrease in the current market price of our common stock, we may offer a larger number of shares of our Series B Convertible Preferred Stock in the concurrent private offering previously disclosed in our preliminary prospectus dated July 22, 2009. We now anticipate we may offer up to 328 shares of Series B preferred stock, not including an additional 50 shares pursuant to our additional-allotment option in the private offering. The remaining terms of the concurrent private offering remain unchanged. The effect of the issuance of these additional shares of Series B preferred stock and the conversion of these shares into common stock is reflected in the updated “Capitalization” section contained in this free writing prospectus.

References in this free writing prospectus to the number of shares of Series B preferred stock that we expect to offer in the concurrent private offering update the corresponding numbers in the preliminary prospectus.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain the prospectus related to the offering from us or from FBR Capital Markets & Co. if you request it by calling toll-free 1-800-846-5050.

The most recent Registration Statement, which includes the preliminary prospectus, can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/742054/000119312509152700/ds1a.htm .

The free writing prospectus dated July 23, 2009 can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/742054/000119312509153619/dfwp.htm.

USE OF PROCEEDS

Assuming a public offering price for our common stock of $1.50 (based on the closing price of our common stock on The NASDAQ Global Select Market on July 31, 2009), the following table shows the calculation of the estimated net proceeds we will receive from the sale of shares of our common stock in this offering.

Gross proceeds from offering	$47,250,000
Less: Underwriting discounts and commissions	2,835,000
Estimated expenses of offering	838,375

Net proceeds to us	$43,576,625

If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds to us will be approximately $50,238,875.

We expect to use substantially all of the net proceeds of this offering to fund the Bank and for general corporate purposes. The net proceeds of this offering that we distribute to the Bank will qualify as Tier 1 capital at the Bank for regulatory purposes. The Bank expects to use the net proceeds of this offering that we distribute to the Bank to support continued growth in its loans and deposits and for general corporate purposes.

CAPITALIZATION

The following table describes the capitalization of the Corporation and certain capital ratios as of March 31, 2009. The Corporation’s capitalization is presented:

•	on an actual basis;

•

on an as adjusted basis to reflect the sale of 31,500,000 shares of our common stock at a public offering price of $1.50 per share (based on the closing price of our common stock on The NASDAQ Global Select Market on July 31, 2009) and our receipt of $43.6 million in estimated net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses of this offering;

•

on an as adjusted basis to reflect the sale of 328 shares of our Series B preferred stock in the concurrent private offering of shares of our Series B preferred stock at a price of $100,000 per share and our receipt of $30.5 million in estimated net proceeds from that offering, after deducting placement agent commissions and estimated expenses of that offering; and

•	on an as adjusted basis to reflect the conversion of 328 shares of our Series B preferred stock sold in the concurrent private offering into 21,866,667 shares of common stock.

	As of March 31, 2009
	Actual(2)	As adjusted for this offering (3) (4)	As adjusted for private placement of Series B preferred stock (5) (6)	As adjusted for conversion of Series B preferred stock (6) (7)
	(Dollars in thousands, except per share data)
Long-term Debt:
Subordinated debentures(1)	$30,928	$30,928	$30,928	$30,928
Shareholders’ Equity:
Preferred Stock, par value $10.00; 10,000,000 shares authorized:
Series A preferred stock, issued 44,000 shares	41,791	41,791	41,791	41,791
Series B preferred stock, issued shares	—	—	30,491	—
Common Stock, par value $1.00; 50,000,000 shares authorized; issued 11,914,814 shares	11,915	43,415	43,415	65,248
Surplus	95,800	107,877	107,877	116,534
Retained earnings (accumulated deficit)	(5,104)	(5,104)	(5,104)	(5,104)
Accumulated other comprehensive income (loss)	1,671	1,671	1,671	1,671
Total shareholders’ equity	146,073	189,650	220,140	220,140
Total capitalization	177,001	220,578	251,068	251,068
Book value per common share	8.75	3.41	3.41	2.73
Tangible book value per common share	8.60	3.36	3.36	2.71
Capital Ratios(8):
Tangible equity to tangible assets	6.96%	8.87%	10.31%	10.17%
Tier 1 leverage ratio	8.39	10.19	10.19	11.47
Tier 1 risk-based capital(9)	12.26	15.36	15.36	17.53
Total risk-based capital(9)	13.52	16.63	16.63	18.79

(1)	Consists of debt issued in connection with our trust preferred securities.
(2)	Reflects 11,914,814 shares of common stock and 44,000 shares of Series A preferred stock outstanding as of March 31, 2009.

(3)	As adjusted, reflects 43,414,814 shares of common stock outstanding after the completion of this offering. If the underwriters’ over-allotment option is exercised in full, common stock would be $48,140,000, surplus would be $109,813,875, and total shareholders’ equity would be $196,311,875.
(4)	Before issuance of up to 4,725,000 shares of common stock pursuant to the underwriters’ over-allotment option.
(5)	As adjusted, reflects shares of Series B preferred stock outstanding after the completion of the concurrent private offering. If the placement agents’ additional-allotment option is exercised in full, Series B preferred stock would be $35,237,867, and total shareholders’ equity would be $231,549,742.
(6)	Before issuance of up to 50 shares of Series B preferred stock pursuant to the placement agents’ additional-allotment option.
(7)	As adjusted, reflects shares of common stock to be issued in connection with the conversion of the shares of Series B preferred stock sold in the concurrent private offering and the payment of cash in lieu of fractional shares in an amount of $378.00, estimated based on the closing price of our common stock on The NASDAQ Global Select Market on July 31, 2009.
(8)	These capital ratios reflect the Corporation’s ratios. The Bank’s capital ratios are disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Capital.”
(9)	Assumes the net proceeds from this offering will be invested in short-term securities with a 0.0% risk-weighting.

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